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12-6-2002

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02053129

...ES
...E COMMISSION
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VF 12-5-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 AND ENDING 09/30/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HDA SERVICE CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189 Wilson Lane
(No. and Street)

Little Switzerland, NC 28749-0476
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Aylesworth 828-765-9372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Wylie, CPA
(Name – *if individual, state last, first, middle name*)

P. O. Box 545, Spruce Pine, NC 28777-0545
(Address) (City) (State) (Zip Code)

SEC RECEIVED NOV 27 2002 WASH. D.C. 180 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
12/9/02

DAVID E. WYLIE

CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 545
167 LOCUST STREET
SPRUCE PINE, NC 28777
(828) 765-1040
FAX: (828) 765-9655
email: wyliecpa@bellsouth.net

November 14, 2002

To the Board of Directors and
Stockholders of HDA Service Corporation:

In planning and performing my audit of the statements of HDA Service Corporation, for the year ended September 30, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. However, I noted certain matters involving the internal control structure and its operation that I consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control structure that, in my judgment, could adversely affect HDA Service Corporation's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The following is a reportable condition I noted:

Small Staff Size

> In an organization such as HDA Service Corporation, with a limited number of personnel for certain functions, there are inherent limitations on the effectiveness of certain controls due to a lack of segregation of duties among the Corporation's personnel.

This report is intended solely for the use of the governing board and regulatory agency.

* * * * * * * * * * * *

I wish to take this opportunity to express my appreciation for the assistance and cooperation given to me during my examination. Should you have any questions concerning the matters presented herein, I would be pleased to discuss them with you further at your convenience.

Very truly yours,

David E. Wylie
Certified Public Accountant

HDA SERVICE CORPORATION

Financial Statements

September 30, 2002

(with Auditors' Report thereon)

DAVID E. WYLIE
Certified Public Accountant
P.O. Box 545
Spruce Pine, North Carolina 28777

HDA SERVICE CORPORATION

September 30, 2002

Table of Contents

	Exhibit
Independent Auditors' Report	
General Purpose Financial Statements:	
Balance Sheet	"A"
Statement of Income	"B"
Statement of Cash Flows	"C"
Statement of Changes in Stockholders' Equity	"D"
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	"E"
Notes to Financial Statements	
Supplementary Information	Schedule
Computation of Net Capital	1
Computation for Determination of Reserve	1
Reconciliation of the Computation of Net Capital	2

DAVID E. WYLIE

CERTIFIED PUBLIC ACCOUNTANT
P.O. BOX 545
167 LOCUST STREET
SPRUCE PINE, NC 28777
(828) 765-1040
FAX: (828) 765-9655
email: wyliecpa@bellsouth.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of HDA Service Corporation:

I have audited the accompanying comparative balance sheets of HDA Service Corporation (a Florida corporation) as of September 30, 2002, 2001, 2000, and the related statements of income, changes in stockholders' equity, cash flows, and supplementary schedules for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HDA Service Corporation as of September 30, 2002, 2001, 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Very truly yours,

David E. Wylie
Certified Public Accountant

Spruce Pine, N.C.

November 14, 2002

Exhibit "A"

HDA SERVICE CORPORATION

Balance Sheet

ASSETS

	September 30, 2002	2001	2000
ASSETS:			
Cash in bank	$ 20,977	$ 20,606	$ 27,767
Security deposit	-	-	-
Commissions receivable	-	-	-
TOTAL ASSETS	$ 20,977	$ 20,606	$ 27,767

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001	2000
LIABILITIES:			
Reclaims and taxes payable	-	-	1,127
Total Liabilities	-	-	1,127
STOCKHOLDERS' EQUITY			
Common stock, $0.095 par value, 5000 shares issued and outstanding	475	475	475
Additional capital	28,520	28,520	28,520
Retained earnings	3,537	3,166	9,200
Treasury stock- 2200 shares	(11,555)	(11,555)	(11,555)
Total Stockholders' Equity	20,977	20,606	26,640
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 20,977	$ 20,606	$ 27,767

The accompanying notes and schedules are an integral part of the financial statement

Exhibit "B"

HDA SERVICE CORPORATION

Statement of Income

FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001	2000
INCOME:			
Commissions	$ 2,230	$ 2,425	$ 18,371
Interest	-	-	-
Miscellaneous fees	6,417	9,037	17,684
	8,647	11,462	36,055
EXPENSES:			
Compensation	-	4,161	9,746
Commission expense		-	5,000
Continuing education		171	943
Broker license and fees	1,682	1,564	1,861
Payroll taxes		382	824
Legal and professional fees	1,090	1,145	1,075
Rent		500	3,250
Auto expense	295	205	270
Telephone	182	974	1,605
Office expense and insurance	4,904	8,339	3,133
Corporate franchise tax	63	55	63
Travel expense	60	-	127
Promotion		-	510
	8,276	17,496	28,407
INCOME (LOSS) BEFORE INCOME TAXES	371	(6,034)	7,648
INCOME TAX EXPENSE	-	-	-
NET INCOME	$ 371	$ (6,034)	$ 7,648
EARNINGS (LOSS) PER COMMON SHARE	$ 0.13	$ (2.16)	$ 2.73

The accompanying notes and schedules are an integral part of the financial statement

Exhibit "C"

HDA SERVICE CORPORATION

Statement of Cash Flows

FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Fees and commissions received	$ 8,647	$ 11,462	$ 36,055
Interest received	-	-	-
Tax refunded	-	-	-
Cash paid to suppliers and others	(8,276)	(17,496)	(28,407)
Commissions paid	-	-	-
	371	(6,034)	7,648
Change in operating assets and liabilities:			
Increase (decrease) in accrued interest	-	-	-
NET CASH PROVIDED FOR (USED IN) OPERATING ACTIVITIES	371	(6,034)	7,648
CASH FLOWS FROM FINANCING ACTIVITIES:			
Contribution of additional paid in capital	-	-	-
(Increase) in accounts receivable	-	-	-
Increase in accounts payable	-	(1,127)	1,127
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	(1,127)	1,127
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	371	(7,161)	8,775
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,606	27,767	18,992
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,977	$ 20,606	$ 27,767

The accompanying notes and schedules are an integral part of the financial statement

Exhibit " D"

HDA SERVICE CORPORATION

Statement of Changes in Stockholders' Equity

FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001	2000
CAPTIAL STOCK:			
Beginning balance	$ 475	$ 475	$ 475
Less: Shares retired and cancelled	-	-	-
Ending balance	$ 475	$ 475	$ 475
ADDITIONAL CAPITAL:			
Beginning balance	$ 28,520	$ 28,520	$ 28,520
Net change	-	-	-
Ending balance	$ 28,520	$ 28,520	$ 28,520
RETAINED EARNINGS:			
Beginning balance	$ 3,166	$ 9,200	$ 1,552
Current year net income (loss)	371	(6,034)	7,648
Ending balance	$ 3,537	$ 3,166	$ 9,200
TREASURY STOCK-COST:			
Beginning balance	$(11,555)	$(11,555)	$(11,555)
Cost of shares purchased	-	-	-
Ending balance	$(11,555)	$(11,555)	$(11,555)

The accompanying notes and schedules are an integral part of the financial statement

HDA SERVICE CORPORATION

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors

The Company did not have any liabilities which were subordinated to claims of general creditors at anytime during the fiscal year ended September 30, 2002.

The accompanying notes and schedules are an integral part of the financial statement

HDA SERVICE CORPORATION

Notes to Financial Statements
September 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Accounting Policies

The Company is a registered broker-dealer of securities whose transactions are limited to the purchase (as a dealer), sale and redemption (as a broker or dealer) of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company.

The Company promptly transmits all funds and delivers all securities received in connection with its activities and does not otherwise hold funds or securities for, or owe money or securities to customers.

Income Taxes

The Company presents its financial statements on an accrual basis for the period ending September 30th and selected a February year-end for tax purposes. Tax returns are prepared on a cash basis. Because of the different period ending dates, income taxes are presented in the financial statement when accrued for the tax year and presented in the appropriate financial statement period. No accrual of current or deferred income taxes is made based on financial statement results.

NOTE 2 - EARNINGS (LOSS) PER COMMON SHARE

Earnings per common share outstanding was based on the weighted average method. The average number of shares outstanding was 2,800 for the years ended September 30, 2000, September 30, 2001, and September 30, 2002.

NOTE 3 - COMPUTATION OF NET CAPITAL

In our opinion the audit of HDA Service Corporation for the year ended September 30, 2002 did not disclose any material inadequacies since the corporation's previous audit. In addition there existed no material differences between the audit report and corporation's Computation of Net Capital.

NOTE 4 - S.I.P.C. FEES

The Securities Investors Protection Corporation (S.I.P.C.) fees have been paid by the required due date.

HDA SERVICE CORPORATION

Notes to Financial Statements
September 30, 2002

NOTE 5 - CASH FLOW STATEMENT

The Company defines cash and cash equivalents as cash on hand, and demand deposits with banks or other financial institutions. The Company incurred no non-cash transactions during the year ended September 30, 2002, and no cash transactions for income taxes or interest.

Reconciliation of Net Income to Net Cash
Provided by Operating Activities:

Net Income (Loss)	$ 371
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in:	
Accounts receivable	-
NET CASH USED BY OPERATING ACTIVITIES	$ 371

HDA SERVICE CORPORATION

Supplementary Schedules

FOR THE YEARS ENDED SEPTEMBER 30,

	2002	2001	2000
Computation of Net Capital			
Total Assets	$ 20,977	$ 20,606	$ 27,767
Less: Liabilities	-	-	-
Net Capital	20,977	20,606	27,767
Plus: Allowable subordinated liabilities	-	-	-
Less Allowable liabilities	-	-	1,127
Adjusted Net Capital	$ 20,977	$ 20,606	$ 26,640

Computation for Determination of Reserve

The Company is exempt from rule 15c3-3 because it fulfills all the requirements of paragraph (K) (1). (see Note 1).

HDA SERVICE CORPORATION

Supplementary Schedules

FOR THE YEAR ENDED SEPTEMBER 30,

	2002	2001	2000
Reconciliation of the Computation of Net Capital			
Net Capital per broker-dealer	$ 20,977	$ 20,606	$ 26,640
Plus: Decrease in payables	-	-	-
Increase in cash	-	-	-
Less: Decrease in receivables	-	-	-
Decrease in cash	-	-	-
Net Capital Per auditor	$ 20,977	$ 20,606	$ 26,640

The accompanying notes and schedules are an integral part of the financial statement